ADVANCED VIRAL RESEARCH CORP.
200 Corporate Boulevard South
Yonkers, New York 10701
(914) 376-7383 Phone
(914) 376-7368 Facsimile
May 29, 2007
Via Fax: (202) 772-9217
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street NE
Washington, D.C. 20549
Attn: John L. Krug, Senior Counsel

Re:	Advanced Viral Research Corp. Amendment No. 3 to Registration Statement on Form S-1 SEC File No. 333-140634
Dear Mr. Krug:
     Pursuant to Rule 461 promulgated under the Securities Act of 1933, the undersigned hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated to 10:00 a.m. on May 24, 2007, or as soon thereafter as practicable.
     In connection with this request for the acceleration of the effective date of the Registration Statement, the undersigned acknowledges that:
(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	the registrant may not assert the declaration of effectiveness or the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, ADVANCED VIRAL RESEARCH CORP.
By:	/s/ Stephen M. Elliston
Stephen M. Elliston,
President and Chief Executive Officer